

Mail Stop 3720

January 5, 2017

Zachary L. Venegas
Chief Executive Officer
5300 DTC Parkway
Greenwood Village, CO 80111

> **Re: Helix TCS, Inc.**
> **Form 10-12G**
> **Filed December 9, 2016**
> **File No. 000-55722**

Dear Mr. Venegas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.   If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 11. Description of Registrant's Securities to be Registered, page 23

2. Please revise your disclosure to make clear whether you are limiting the registration of securities to your common stock or intend to register both common and preferred shares described in this section.

Financial Statements

Years Ended December 31 2015 and 2014

Consolidated Statements of Operations, page F-4

3. Please correct the labeling of the columns of statement of operations to show financial results for the years ended December 31, 2015 and 2014.

Consolidated Statement of Cash flows, page F-6

4. Based on your disclosure in Note 1 on page F-7, it appears that some of your cash flows from financing activities may be noncash activities. Please disclose all noncash investing and financing activities in accordance with ASC 230-10-50.

Note 1 - Organization and Operations, page F-7

5. With regards to the acquisition and exchange agreement / reorganization, it is unclear why your disclosure on page F-7 and F-13 refers to an effective date of October 1, 2015, disclosure on page F-9 refers to an effective date of October 9, 2015, and disclosure on page 11 and in Exhibit 2.1 refers to an effective date of December 21, 2015. Please revise to address these apparent inconsistencies.

Note 13 - Subsequent Events, page F-14

6. You disclose that in April 2016, you acquired all of the assets of Revolutionary Software, LLC for $300,000 cash and 2,320,000 restricted common shares. In this regard, in the notes to your financial statements for the nine months ended September 30, 2016, please include business combination disclosure in accordance with ASC 805-30-50. Also, tell us how you considered Rules 3-05 and 8-04 of Regulation S-X in evaluating the significance of the acquisition of Revolutionary Software, LLC and whether you are required to include audited financial statements and pro forma information under Article 11 of Regulation S-X.

Financial Statements for the three and nine months ended September 30, 2016

General

8. We note your press release on November 7, 2016 announcing an agreement to purchase shares of BioTrackTHC. Tell us the consideration given to disclosing this in a subsequent event note.

Consolidated Statement of Operations, page F-18

9. Please revise the statements of operations to present cost and expenses in a manner that is consistent with the statements at page F-4. For example we note that cost of revenues is not presented in the interim statements.

Note 6 - Other Assets, page F-23

10. Your disclosure on page F-23 states that, "Other assets at September 30, 2016 were comprised primarily of acquisition costs associated with agreements with Revolutionary Software and BOSS Security Solutions. Collectively these amounted to $490,246." However, your consolidated balance sheet on page F-16 does not show a line item for "other assets." It is not clear to us where this amount is recorded, please advise.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications